Filing under Rule 425 under

the Securities Act of 1933

Filing by: AbitibiBowater Inc.

Subject Company: Fibrek Inc.

SEC File No.of AbitibiBowater Inc.: 001-33776

Set forth below is an English translation of a letter written in the French language sent by

Mr. Richard Garneau to Messrs. Hubert T. Lacroix and Pierre Gabriel Côté

on November 28, 2011. In case of discrepencies, the French version will prevail.

111, rue Duke, bureau 5000 Montréal (Québec) H3C 2M1 Canada T 514 875-2160 pfresolu.com

November 28, 2011

STRICTLY PRIVATE AND CONFIDENTIAL

Mr. Hubert T. Lacroix

Chairman of the Board of Directors

Fibrek Inc.

625 René Lévesque O.

Suite 700

Montréal (Québec)

H3B 1R2

Cc : hubert.lacroix@fibrek.com

and

Mr. Pierre Gabriel Côté

President and Chief Executive Officer

Fibrek Inc.

625 René Lévesque O.

Suite 700

Montréal (Québec)

H3B 1R2

Cc : pierregabriel.cote@fibrek.com

Re:	Acquisition of Fibrek Inc.

Gentlemen:

As a follow up to my call to you this evening, I attach a copy of the press release that AbitibiBowater Inc. (carrying on business under the name Resolute Forest Products) has just issued.

As previously mentioned, we intend to make a formal take-over bid to acquire all of the issued and outstanding common shares of Fibrek Inc. for Cdn. $1.00 per common share. The press release provides details of the cash and AbitibiBowater common stock alternatives that will be available to your shareholders. We anticipate launching the formal offer in a few weeks. Our offer will not be subject to any financing conditions as we have enough available liquidity to pay the cash consideration under the offer and refinance your outstanding debt if required.

We have entered into irrevocable lock-up agreements with your three largest shareholders who hold an aggregate of 59,502,822 Fibrek common shares (representing approximately 46% of your issued and outstanding common shares). Under the lock-up agreements, each of the locked-up shareholders has agreed to tender all of its Fibrek common shares to our offer, with no ability to withdraw any Fibrek common shares to tender to or facilitate any competing transaction. The lock-up agreements will be filed with our Form 8-K report.

The offer represents a premium of approximately 39% over the closing price of Fibrek’s shares on November 28, 2011, and a premium of approximately 31% over the volume-weighted average trading price of the shares on the TSX for the 20 trading days ending on that date. We understand that your Board of Directors will initiate the appropriate processes to evaluate and respond to our offer.

We are confident that you will find our offer not only compelling, but also in the best interests of your shareholders. We look forward to working with you to consummate our deal as soon as possible.

Sincerely,

/s/ Richard Garneau

Richard Garneau

President and Chief Executive Officer

Resolute Forest Products

Important Notice

This letter does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This letter relates to a business combination transaction with Fibrek proposed by Resolute, which may become the subject of a registration statement filed with the SEC. This material is not a substitute for the prospectus/proxy statement Resolute would file with the SEC regarding the proposed transaction or for any other document which Resolute may file with the SEC and send to Resolute or Fibrek shareholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF RESOLUTE AND FIBREK ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Such documents would be available free of charge through the website maintained by the SEC at www.sec.gov or by calling the SEC at telephone number 800-SEC-0330. The offer to purchase and take-over bid circular and these other documents may also be obtained for free, once they have been mailed, on Resolute’s website at www.resolutefp.com.